Amherst Pierpont Securities LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68282

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/21** AND ENDING **12/31/22**
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Amherst Pierpont Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Madison Avenue
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Vitale	**646 776-7769**	paul.vitale@santander.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Santangelo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Amherst Pierpont Securities LLC _____, as of 12/31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Jennifer M. Martin
Notary Public, State of Connecticut
My Commission Expires June 30, 2025

Signature:

Title:
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Page(s)

Report of Independent Registered Public Accounting Firm 1

Consolidated Statement of Financial Condition 2

Notes to Consolidated Statement of Financial Condition 3–17



Report of Independent Registered Public Accounting Firm

To the Member of Amherst Pierpont Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Amherst Pierpont Securities LLC and its subsidiary (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2023

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204, New York 10017-6204
T: 646 471 3000, F: 813 286 6000, Rightfax, www.pwc.com/us

Amherst Pierpont Securities LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2022

Assets

Cash	$	65,545,027
Cash segregated under federal regulations		15,188,300
Securities borrowed		700,154,284
Securities purchased under resale agreements		8,699,204,117
Deposits at clearing organizations		37,215,798
Receivable from broker-dealers and clearing organizations		138,235,102
Receivable from customers		591,833
Financial instruments owned, at fair value (including securities pledged of $5,666,997,667)		5,855,862,495
Accrued interest receivable		40,184,157
Fixed assets and leasehold improvements, net		2,068,920
Other assets		17,305,413
Total assets	$	15,571,555,446

Liabilities

Loan payable	$	75,000,000
Securities sold under repurchase agreements		11,881,873,349
Payable to broker-dealers and clearing organizations		248,302,141
Payable to customers		29,252,926
Securities sold, not yet purchased, at fair value		2,913,122,361
Accrued interest payable		32,424,579
Other liabilities		46,563,197
Total liabilities		15,226,538,553
Commitments (Note 10)		

Member's equity

Member's equity		345,016,893
Total liabilities and member's equity	$	15,571,555,446

The accompanying notes are an integral part of this consolidated statement of financial condition.

Amherst Pierpont Securities LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2022

1. **Organization and Nature of Business**

   Amherst Pierpont Securities LLC ("APSL"), is a limited liability company whose parent company is Pierpont Capital Holdings LLC (the "Parent" or the "Member"). Santander Holdings USA, Inc. (SHUSA) a subsidiary of Banco Santander, acquired the Parent on April 11, 2022.

   APSL, headquartered in New York, provides institutional and middle market clients with access to a broad range of fixed income products including mortgage products, investment grade credit, U.S. Government and federal agency securities and structured products banking and advisory services.

   APSL is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Commodity Futures Trading Commission (CFTC) as a Futures Commission Merchant (FCM) and is a member of the National Futures Association (NFA).

   APSL was designated as a Primary Dealer by the Federal Reserve Bank of New York ("FRBNY") effective May 6, 2019. As a Primary Dealer, APSL serves as a direct trading counterparty to the FRBNY.

   APSL self-clears the majority of its business on a delivery versus payment (DVP) and receive versus payment (RVP) basis. Non-agency mortgage backed securities settlements are cleared through Pershing LLC ("the Clearing Broker") on a fully-disclosed basis.

   The accompanying consolidated statement of financial condition refers to APSL and its subsidiary, Freedom Depository LLC, ("FDLLC"), together as the "Company". FDLLC, a limited liability company, was organized with the sole purpose of facilitating securitizations through the issuance and sale of securities.

2. **Significant Accounting Policies**

   Basis of Presentation

   The Company's consolidated statement of financial condition includes the accounts of the Company and its subsidiary. All material intercompany balances have been eliminated. The Company's consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America.

   Use of Estimates

   The preparation of the consolidated statement of financial condition is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Although these assumptions are based on the best available information, actual results may be different from these estimates.

   Cash

   Cash at December 31, 2022 is comprised of cash in bank accounts totaling $65,545,027.

Cash Segregated Under Federal Regulations
Cash segregated under federal regulations at December 31, 2022 of $15,188,300 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

Collateralized Agreements
Transactions involving borrowed securities, securities loaned, securities purchased under resale agreements ("resale agreements") or securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized agreements or financings. The Company had elected the fair value option for resale agreements and for repurchase agreements. Effective with the acquisition by SHUSA, resale and repurchase agreements executed subsequent to April 11, 2022, will no longer be accounted for using the fair value option in order to be consistent with the accounting treatment of SHUSA. For further discussion, please refer to footnote 5 of the consolidated statement of financial condition. Securities borrowed and securities loaned are recorded at the amount of cash collateral deposited or received. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest on such contracts is accrued and is included in the consolidated statement of financial condition in receivables from and payables to broker-dealers and clearing organizations.

Financial Instruments Owned and Securities Sold, Not Yet Purchased, at Fair Value
The sales and trading of financial instruments are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net in the consolidated statement of financial condition. Financial instruments owned and securities sold, not yet purchased, are carried at fair value. The Company offsets long and short positions for a particular security recorded at fair value when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

Fixed Assets and Leasehold Improvements
Fixed assets are carried at cost, net of accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over the estimated useful life of the asset of three to five years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Computer equipment and software are depreciated on a straight-line basis over the estimated useful life of the asset of three years.

Leases
Leases exceeding one year are recognized in the statement of financial position as right-of-use assets and lease liabilities. Right-of use assets are carried at the original capitalized amount, net of accumulated amortization and are amortized on a straight-line basis over remaining term of the related lease.

Other Assets and Other Liabilities
Other assets primarily represent prepaid expenses, including certain prepaid employee compensation, and security deposits and right of use asset for leased offices.

Other liabilities include accrued compensation, other accrued expenses, lease liabilities and cash collateral received from counterparties.

Amherst Pierpont Securities LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2022

Income Taxes

Under applicable federal and state laws, the taxable income or loss of a limited liability company is allocated to each member based upon its ownership interest. Each member's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. Prior to the acquisition by SHUSA, the Company was subject to the Unincorporated Business Tax ("UBT") in the City of New York and other jurisdictions for which it records an income tax provision. Beginning April 11, 2022, the Company's results will be included in SHUSA's consolidated income tax returns in the applicable U.S. federal, state and local jurisdictions. The tax returns are generally subject to examination by the respective jurisdictions for three years from the filing of a tax return.

3. **Receivable from and Payable to Broker-Dealers and Clearing Organizations**

At December 31, 2022, receivable from and payable to broker-dealers consist of the following:

	Receivable	Payable
Receivable related to pending trades, net	$ -	$ 19,374,093
Commodities and clearing brokers	36,835,015	27,850,544
Accrued interest	33,040,495	28,743,706
Fails to deliver / receive	68,359,592	172,333,798
	$ 138,235,102	$ 248,302,141

The Company has an agreement with the Clearing Broker to clear certain customers' securities transactions on a fully disclosed basis. The agreement also includes provisions related to proprietary accounts of introducing brokers and dealers ("PAB"). The agreement provides for clearing charges at a fixed rate multiplied by the number of trades executed by the Company. Amounts due to the Clearing Broker consist primarily of the net funds from the settlement of trades and clearing and funding charges.

4. **Receivable from and Payable to Customers**

Receivable from customers includes cash collateral related to off-balance sheet transactions of $520,000 and other receivables of $71,833.

Payable to customers includes credit balances related to securities trades which have reached the contractual settlement date of $28,014,596, excess cash collateral received related to off-balance sheet transactions of $892,109 and other payables of $346,221.

5. **Collateralized Agreements**

The Company has pledged $5,666,997,667 of its financial instruments owned to counterparties that have the right to repledge these securities. The Company has no financial instruments pledged to counterparties that do not have the right to repledge the securities.

The Company has the right to sell or repledge all of the securities it has received under securities borrowed and securities resale agreements. These repledged securities have been used in the normal course of business.

At December 31, 2022, the Company has securities borrowed, resale agreements, securities loaned and repurchase agreements as follows:

	Securities Borrowed	Resale Agreements
Gross balance	$ 700,154,284	$ 30,647,102,302
Fair value of collateral received	$ 683,710,518	$ 30,850,949,012

	Securities Loaned	Repurchase Agreements
Gross balance	$ -	$ 33,832,914,276
Fair value of collateral pledged	$ -	$ 34,004,110,992

The Company's counterparties to its repurchase agreements have the right by contract to sell or re-pledge the Company's pledged securities. At December 31, 2022, the Company had off-balance sheet forward commitments to enter into resale and repurchase agreements in the amounts of $5,442,874,333 and $8,721,604,883, respectively.

The Company has had no transfers accounted for as sales in transactions that are economically similar to repurchase agreements during the fifteen months ended December 31, 2022. The Company has no repurchase to maturity transactions as of December 31, 2022.

The following table summarizes, by tenor and underlying collateral, repurchase agreements and securities loaned transactions accounted for as secured borrowings as of December 31, 2022:

	December 31, 2022				
	Remaining Contractual Maturity of the Agreements				
Repurchase agreements	Overnight and Continuous	Up to 30 Days	31 - 90 Days	Greater than 90 Days	Total
U.S. Treasury securities	$ 9,218,838,915	$ 4,123,705,489	$ 1,640,596,454	$ 5,162,790,825	$ 20,145,931,683
U.S. Government agency debt	676,419,501	58,458,423	948,524	-	735,826,448
Mortgage-backed securities - US Agency	5,007,343,404	3,159,556,172	1,390,057,999	2,250,000,000	11,806,957,575
Mortgage-backed securities - Non-agency	24,735,627	51,948,152	146,789,218	47,985,390	271,458,387
Corporate debt securities	111,883,231	457,782,042	301,060,301	2,014,609	872,740,183
Total Repurchase agreements	15,039,220,678	7,851,450,278	3,479,452,496	7,462,790,824	33,832,914,276
Total Securities loaned	-	-	-	-	-
Gross amount of Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings	$ 15,039,220,678	$ 7,851,450,278	$ 3,479,452,496	$ 7,462,790,824	$ 33,832,914,276
Netting applied in accordance with applicable accounting guidance					(21,950,574,581)
Unrealized (gains) losses					(466,346)
Repurchase Agreements and Securities Lending Transactions reported in the consolidated statement of financial condition					$ 11,881,873,349

Offsetting of Collateralized Agreements

To manage exposure to credit risk associated with securities financing transactions, the Company may enter into master netting agreements and collateral arrangements with counterparties. Generally, transactions are executed under standard industry agreements, including, but not limited to, master securities lending agreements (securities lending transactions) and master repurchase agreements (repurchase transactions). A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party. In addition, the Company enters into customized bilateral trading agreements and other customer agreements that provide for the netting of receivables and payables with a given counterparty as a single net obligation.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The following table summarizes collateralized transactions as of December 31, 2022.

	Gross Amount	Gross Amounts Offset in the Statement of Financial Condition	Unrealized gains (losses)	Net Amount Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition (a)		Net Amount
					Financial Instruments	Cash Collateral Received	
Assets:							
Derivatives	$ 25,408,242	$ (14,189,204)	$ -	$ 11,219,038	$ 11,219,038	$ -	$ -
Securities Borrowed	700,154,284	-	-	700,154,284	666,293,358	-	33,860,926
Resale Agreements	30,647,102,302	(21,950,574,581)	2,676,396	8,699,204,117	8,664,664,849	-	34,539,268
Liabilities:							
Derivatives	55,666,151	(14,189,204)	-	41,476,947	41,476,947	-	-
Repurchase Agreements	33,832,914,276	(21,950,574,581)	466,346	11,881,873,349	11,824,461,031	-	57,412,318

(a) Under master netting agreements with our counterparties, we have the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by counterparty in the event of a counterparty's default, but which are not netted in the consolidated statement of financial condition because other netting provisions of U.S. GAAP are not met.

6. Fair Value Option for Resale and Repurchase Agreements

FASB ASC 825, Financial Instruments, provides an option that allows entities to elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at the initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company had elected the fair value option for resale agreements and for repurchase agreements. Effective with the acquisition by SHUSA, resale and repurchase agreements executed subsequent to April 11, 2022, will no longer be accounted for using the fair value option in order to be consistent with the accounting treatment of SHUSA. At December 31, 2022, with respect to transactions executed prior to April 11, 2022, resale agreements totaled $238,192,979 and repurchase agreements totaled $1,094,064.

7. Fair Value

Fair Value Measurement
The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value, are reflected in the consolidated statement of financial condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical

assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2   Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3   Inputs are unobservable for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

The fair values of certain financial instruments including cash, securities borrowed and loaned, receivables from and deposits with clearing organizations and broker-dealers, security deposits, receivable from and payable to customers, accrued interest receivable and payable, payables to broker-dealers, and accrued payables are considered to approximate their respective carrying values due to their liquidity and short-term nature. These assets and liabilities are considered to be Level 2.

Determination of Fair Value
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

U.S. Government and Federal Agency Securities
U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy.

U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured primarily based on observed market price quotations and are generally categorized within Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities
Agency and Non-agency residential mortgage-backed securities: U. S. Agency and Non-agency residential mortgage-backed securities include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations and interest-only and principal-only securities and are generally measured based on observed market price quotations and categorized within Level 2 of the fair value hierarchy. In some instances, Non-agency residential mortgage-backed securities are measured using inputs to a valuation methodology that include quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term of the financial instrument. These securities are categorized within Level 2 of the fair value hierarchy.

Corporate Debt Securities and Foreign Sovereign Debt
Corporate bonds and foreign sovereign debt are measured primarily based on observed market price quotations including broker quotations, and where available, prices observed for recently executed market transactions. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy.

Amherst Pierpont Securities LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2022

Resale and Repurchase Agreements

To estimate the fair value of resale and repurchase agreements, cash flows are first evaluated taking into consideration the value and relative availability of the underlying collateral which are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are classified within Level 2 of the fair valuation hierarchy.

Exchange Traded Futures and Options

Where quoted prices for identical instruments are available in an active market, instruments are classified in Level 1 of the fair valuation hierarchy. Level 1 instruments include exchange traded futures and options, for which there are quoted prices in active markets.

The following table presents the financial instruments carried on the consolidated statement of financial condition by level within the fair value hierarchy as of December 31, 2022.

	Level 1	Level 2	Level 3	Balance as of December 31, 2022
Financial instruments owned, at fair value				
U.S. Treasury securities	$ 1,228,335,664	$ -	$ -	$ 1,228,335,664
U.S. Government agency debt	-	308,855,717	-	308,855,717
Mortgage-backed securities - US Agency	-	3,841,969,553	-	3,841,969,553
Mortgage-backed securities - Non-agency	-	166,635,140	2,778	166,637,918
Corporate debt securities	-	298,478,878	233,067	298,711,945
Foreign sovereign debt	-	-	132,660	132,660
Exchange traded options	602,346	-	-	602,346
Forward settling securities trades	-	10,616,692	-	10,616,692
Total	$ 1,228,938,010	$ 4,626,555,980	$ 368,505	$ 5,855,862,495
Resale agreements	$ -	$ 8,699,204,117	$ -	$ 8,699,204,117
Securities sold, not yet purchased, at fair value				
U.S. Treasury securities	$ 2,557,494,619	$ -	$ -	$ 2,557,494,619
U.S. Government agency debt	-	124,718,089	-	124,718,089
Corporate debt securities	-	189,202,506	80,000	189,282,506
Foreign sovereign debt	-	-	150,200	150,200
Exchange traded options	448,127	-	-	448,127
Forward settling securities trades	-	41,028,820	-	41,028,820
Total	$ 2,557,942,746	$ 354,949,415	$ 230,200	$ 2,913,122,361
Repurchase agreements	$ -	$ 11,881,873,349	$ -	$ 11,881,873,349

Amherst Pierpont Securities LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2022

There were no transfers between Level 1 and Level 2 during the year.

The following table presents the activity of Level 3 financial instruments carried on the consolidated statement of financial condition for the fifteen months ended December 31, 2022.

	Beginning Balance	Purchases (Sales)	Unrealized Gains and (Losses) Related to Position Held at Year-end	Realized Gains and (Losses) Related to Positions No Longer Held	Transfers In (Out)	Ending Balance as of December 31, 2022
Financial instruments owned, at fair value						
Mortgage-backed securities - Non-agency	$ -	$ -	$ (211,423)	$ -	$ 214,201	$ 2,778
Corporate debt securities	-	-	(954,137)	-	1,187,204	233,067
Foreign sovereign debt	-	-	(297,864)	-	430,524	132,660
Total	$ -	$ -	$ (1,463,424)	$ -	$ 1,831,929	$ 368,505

	Beginning Balance	Sales (Purchases)	Unrealized Gains and (Losses) Related to Position Held at Year-end	Realized Gains and (Losses) Related to Positions No Longer Held	Transfers In (Out)	Ending Balance as of December 31, 2022
Securities sold, not yet purchased, at fair value						
Corporate debt securities	$ -	$ -	$ 356,896	$ -	$ 436,896	$ 80,000
Foreign sovereign debt	-	-	373,340	-	523,540	150,200
Total	$ -	$ -	$ 730,236	$ -	$ 960,436	$ 230,200

8. Derivatives Activities

Derivatives contracts are financial instruments whose value is based upon the value of the underlying asset prices, indices, reference rates or any combination of these factors. The Company uses exchange-traded options and futures, credit default swaps, and forward settling securities trades as part of its trading business, as well as to actively manage risk exposures that arise from its trading in cash instruments. Unrealized gains and losses on these derivative contracts are recognized currently in the consolidated statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815 because all financial instruments are recorded at fair value with changes in fair values reflected in net income.

Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

Swaps. Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Forward Settling Securities and Repo Trades. The Company's activities in forward settling trades include transactions in securities that are to be announced ("TBAs") and transactions in which the settlement date is a date beyond the time generally established by regulations or conventions in the market place or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risk.

The Company records its derivative trading activities at fair value. Derivative assets and liabilities related to exchange traded options and forward trades are presented net, when the right of offset exists, and are included in "Financial instruments owned, at fair value" and "Securities sold, not yet purchased, at fair value," respectively in the consolidated statement of financial condition. Derivative assets and liabilities related to futures and credit default swaps are the result of margin placed with brokers and are included in Receivable from broker dealers and clearing organizations in the consolidated statement of financial condition. Exchange traded options are considered Level 1 in the valuation hierarchy and forward trades, futures and credit default swaps are considered Level 2 in the valuation hierarchy.

	December 31, 2022		
	Notional Value	**Asset Derivatives**	**Liability Derivatives**
Exchange traded futures and credit default swaps	$ 1,877,250,000	$ -	$ -
Exchange traded options	103,500,000	602,346	448,127
Forward settling securities trades	23,842,485,876	10,616,692	41,028,820
Forward settling repos and resales	14,164,479,216	-	-
	$ 39,987,715,092	$ 11,219,038	$ 41,476,947

9.   Fixed Assets and Leasehold Improvements, Net

Fixed assets and leasehold improvements, net consisted of the following at December 31, 2022:

	Cost	Accumulated depreciation and amortization	Fixed assets and leasehold improvements, net
Computer equipment and software	$ 13,025,443	(11,252,016)	1,773,427
Leasehold improvements	5,058,684	(4,893,851)	164,833
Furniture and office equipment	1,400,281	(1,269,621)	130,660
	$ 19,484,408	(17,415,488)	2,068,920

10.   Commitments, Contingencies and Guarantees

The Company has entered into employment contracts in which the Company agreed to make guaranteed cash payments totaling $5,600,571 to be paid as follows:

Year ended December 31,		
2023	$	5,269,825
2024		159,295
2025		147,890
2026		23,561
	$	5,600,571

Representations and Warranties
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

Contingencies
In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer in securities. Management believes, based on information currently available, that the results of such actions will not have a material adverse effect on the Company's financial condition.

Other Guarantees
The Company is a member of various clearing organizations. In the normal course of business the Company provides guarantees to these securities clearing organizations. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearing organization, other members would be required to meet these shortfalls. To mitigate these performance risks, the clearing organizations often require members to post collateral. The Company's obligations under such guarantees are deemed remote. Accordingly, no liability has been recognized for these arrangements.

11.   Leases

The Company leases office space under operating leases with maturity dates ranging from October 2022 to January 2025. Some of the leases may include an option to renew the lease, but the Company generally does not include optional periods as part of the lease term, unless it is reasonably certain that the Company will exercise the option(s). The Company generally prepays the rent. In addition to rent payments, the operating leases may also require payment for real estate taxes, insurance costs, common area maintenance, and utilities. These payments typically are not fixed. The Company accounts for these costs as variable payments and excludes them from the monthly fixed rent payment amounts included in the lease liability calculations.

The operating lease liability consists of the fixed rental payments discounted to present value using the Company's incremental borrowing rate (IBR) for each lease, as the rate implicit in the lease is generally not readily determinable.

The Company has elected to account for lease components and non-lease components associated with its leases (e.g., common area maintenance costs) as a single lease component for its real estate and equipment leases, as permitted by the lease accounting guidance. Additionally, the Company has also elected the short-term lease exemption, which exempts the Company from recognizing the right-of-use assets and lease liabilities for leases with terms of 12 months or less.

At December 31, 2022 the Company's right of use asset and lease liabilities are $1,458,473 and $1,586,089, respectively, which are included in other assets and other liabilities in the consolidated statement of financial condition.

The following table summarizes the Company's weighted-average remaining lease term and the weighted-average discount rate as of December 31, 2022:

	December 31, 2022
Weighted-average remaining lease term	1.6 Years
Weighted-average discount rate	7.58%

The following table presents the maturity analysis of the Company's operating lease liabilities as of December 31, 2022:

Year ended December 31,		
2023	$	3,037,033
2024		437,382
2025		242,135
2026		71,772
2027		71,130
2028		19,109
Total lease payments		3,878,562
less: Imputed Interest		(104,282)
Present value of lease liabilities	$	3,774,280

12. Variable Interest Entities

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company determines whether it is the primary beneficiary of a VIE upon initial involvement with the VIE and reassess whether it is the primary beneficiary of a VIE on an ongoing basis. The determination of whether the Company is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment.

Considerations in determining the VIE's most significant activities and whether the Company has the power to direct those activities include, but are not limited to, the VIE's purpose and design and

the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees.

Variable interests in a VIE are assessed both individually and in aggregate to determine whether the Company has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether the Company's variable interest is significant to the VIE requires significant judgment. In determining the significance of the Company's variable interest, management considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, the Company's involvement in the VIE and the Company's market-making activities related to variable interests.

FDLLC was formed for the limited purpose of purchasing assets and otherwise consummating and carrying out securitization activity for the Company. In the Company's securitization transactions, the Company transfers these assets to special purpose entities ("SPEs") and act as the placement or structuring agent for the beneficial interests sold to investors by the SPE. A significant portion of the Company's securitization transactions are securitization of assets issued or guaranteed by U.S. government agencies. These SPEs generally meet the criteria of variable interest entities; however the Company generally does not consolidate the SPEs as the Company is not considered the primary beneficiary for these SPEs.

The Company accounts for its securitization transactions as sales, provided it has relinquished control over the transferred assets. Transferred assets are carried at fair value with unrealized gains and losses reflected in principal transaction revenues in the consolidated statement of income prior to the identification and isolation for securitization. The Company generally receives cash proceeds in connection with the transfer of assets to an SPE.

Management has concluded that it is not required to consolidate the VIE's related to securitized transactions as the Company and FDLLC do not retain any economic interest in the transferred assets or an obligation to absorb losses or the right to receive benefits from the entity through the securitizations.

13. Off-Balance Sheet Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal trading activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis.

14. **Related Parties**

The Parent, the Company and Pierpont Financial Services LLC, ("PFS"), an affiliate, have entered into a service level agreement ("SLA") whereby the Parent incurs the costs of personnel, and other services. The Company and PFS reimburse the Parent for these costs under the SLA. Pursuant to the SLA, the Parent acts as the payroll administrator for the Company and collects funds from the Company for payment by a third-party payroll processing service organization to personnel that provide services to the Company.

At December 31, 2022, there were no other amounts receivable or payable between the Company and Parent.

The Company and SHUSA, have entered into a service level agreement ("SLA") whereby SHUSA incurs management, administrative support services, systems risk management and other services. The Company reimburses SHUSA for these costs under the SLA.

The Company, has a committed unsecured operating line of credit with SHUSA of $150,000,000. The rate on the unused portion of this commitment is 0.75% per annum. At December 31, 2022, Loan payable of $75,000,000 was borrowed from SHUSA for operating purposes under this facility. The rate on this borrowing is 5.50%.

The Company and Pierpont Financial Services LLC, ("PFS"), an affiliate, have entered into a service level agreement ("SLA") whereby, the Company provides PFS with clearing services, the use of its New York office facility, computer equipment, software and other services.

The Company's affiliate in Hong Kong, Amherst Pierpont International, Ltd, ("APIL"), provides introducing broker services whereby sales are referred to the Company.

15. **Income Taxes**

For the periods through April 10, 2022, the Company was included in the Parent's consolidated tax returns and taxed as a U.S. Partnership and subject to the Unincorporated Business Tax (UBT) in the City of New York, as well as certain state and local minimum taxes. Beginning April 11, 2022, the Company is included in SHUSA's consolidated corporate tax returns and, as a result is no longer subject to the UBT in the City of New York. The tax liability or benefit related to the Company's income or loss except for UBT and the state and local minimum taxes rests with the members. The statutory tax rate applicable for the City of New York UBT is 4%.

The Company has analyzed its tax positions with respect to income tax issues for open tax years and determined no material uncertain tax positions exist as of December 31, 2022. The statute of limitations with respect to the Parent's New York City UBT returns has expired for all years through 2015. The Parent completed an examination by the City of New York for 2016 and 2017 and has accordingly adjusted its tax returns for the 2018 through April 10, 2022 tax periods.

Income taxes are accounted for using the asset and liability method, as prescribed in guidance on Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of

existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized.

16. Regulatory Requirements

APSL is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company, as an FCM, is also subject to the capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association. APSL has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $1,000,000 or 2% of aggregate debit balances, as defined, or 8% of its minimum maintenance requirement; plus 10% of excess collateral on resales as defined in Securities Exchange Act (SEA) Rule 15c3-1. At December 31, 2022, APSL had net capital, as defined, of $192,497,299, which exceeded its minimum requirement of $1,366,185 by $191,131,113. Proprietary balances if any held at the Company's clearing broker ("PAB assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the clearing broker, as the clearing broker performs a computation of PAB assets and segregates certain balances on behalf of the Company, as applicable.

APSL is also subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2022, APSL computed the reserve requirement for customers and was required to segregate $1,310,105 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2022 the amount held on deposit in the special reserve bank account was $15,188,300.

The regulatory requirements referred to above also restrict the Company's ability to withdraw capital. Prior written notification and approval from the regulators is required for withdrawals exceeding 30 percent of the Company's excess net capital and also where the Company's net capital would be less than 25 percent of deductions from net worth in computing net capital.

17. Subsequent Events

On February 3, 2023, the Company merged with Santander Investment Securities Inc (SIS), a subsidiary of SHUSA, with the Company as the surviving entity to continue under the name Santander US Capital Markets LLC (SanCap). SIS had been a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). SIS had also been registered with the Commodity Futures Trading Commission as a Futures Commission Merchant and a member of the National Futures Association (NFA), the New York Stock Exchange LLC and NYSE MKT LLC. SanCap will retain these registrations.

As part of the merger of the Company and SIS, management decided to push-down goodwill and intangible assets resulting from the acquisition by SHUSA Parent to SanCap. As of the merger date, the amount of goodwill and intangible assets associated with the push-down is $171,571,341 and $27,425,450, respectively.